EXHIBIT 11
Statements re: Computation of Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Six Months Ended June, 2000	Period from inception (March 18, 1999) to June 30, 1999	Three Months Ended June 30
			2000	1999
Net loss allocable to common (numerator)	(8,447,604)	(3,929,851)	(3,800,086)	(3,929,851)
Share used in the calcution (denominator)
Weighted average shares outstanding	100	100	100	100
Effect of diluted stock options	—	—	—	—
Fully diluted shares	100	—	100	100

Basic earning per share	(84,476)	(39,299)	(38,001)	(39,299)

Fully diluted earnings per share	(84,476)	(39,299)	(38,001)	(39,299)